APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

3P Livery, LLC

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

To Management of:
3P Livery, LLC

We have reviewed the accompanying financial statements of 3P Livery, LLC (dba Canyon Club Brewery) (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of 3P Livery, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is pre-revenue and has relied on debt and owner financing which gives rise to a doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
February 22, 2024

3P Livery, LLC
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note		2023		2022
Assets					
Current Assets					
Cash and cash equivalents	1.g	$	25,672	$	-
Raw materials inventories	1.h		13,547		-
Prepaid expenses			35,340		-
Total Current Assets			74,559		-
Noncurrent Assets					
Property, plant, and equipment	2		208,596		-
Security deposits			14,504		-
Total Noncurrent Assets			223,100		-
Total Assets			297,659		-
Liabilities & Members' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses			25,854		-
Debt, current	3		24,250		-
Total Current Liabilities			50,104		-
Noncurrent Liabilities					
Debt, noncurrent	3		124,500		-
Total Noncurrent Liabilities			124,500		-
Total Liabilities			174,604		-
Members' Equity			123,055		-
Total Liabilities & Members' Equity		$	297,659	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC

Statement of Income (Unaudited)

For the years ended December 31, 2023 and 2022

	Note	2023		2022
Operating Expenses				
Salaries and wages		$ 24,100	$	-
Legal and other professional fees and services		4,840		-
Advertising and promotion		2,106		-
Travel		1,912		-
Memberships and licenses		1,781		-
Meals and entertainment		1,404		-
Office supplies		881		-
Insurance		465		-
Communications and information technology		353		-
Depreciation		-		-
Goodwill and intangible asset amortization		-		-
Impairment		-		-
Lease amortization		-		-
Other operating (income) expense		-		-
Total Operating Expenses		37,842		-
Operating Income (Loss)		(37,842)		-
Interest expense	3	(3,180)		-
Net Income (Loss)		$ (41,022)	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2023 and 2022

	Total Members' Equity
Balance at November 7, 2022	-
Net income (loss)	-
Balance at December 31, 2022	$ -
Net income (loss)	(41,022)
Owner contributions	164,077
Balance at December 31, 2023	$ 123,055

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022

		2023		2022
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(41,022)	$	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Depreciation and amortization		-		-
(Increase) decrease in operating assets, net of effects of businesses acquired				
Inventories		(13,547)		-
Prepaid expenses		(35,340)		-
Security deposits		(14,504)		-
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		25,854		-
Cash flows from operating activities related to discontinued operations		-		-
Net Cash Provided by (Used in) Operating Activities		(78,559)		-
Cash Flows from Investing Activities				
Purchase of property, plant, and equipment		(208,596)		-
Cash Flows from Financing Activities				
Proceeds from issuance of related party debt		160,000		-
Repayment of related party debt		(11,250)		-
Owner contributions		164,077		-
Net Cash Provided by (Used in) Financing Activities		312,827		-
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		-		-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		25,672		-
Cash, cash equivalents, and restricted cash at beginning of year		-		-
Cash, Cash Equivalents, and Restricted Cash at End of Year		25,672		-

Supplemental Cash Flow Information				
Cash Paid During the Year for				
Interest	$	3,180	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

3P Livery, LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

3P Livery, LLC (the Company), operating as Canyon Club Brewery, is opening a second brewery and restaurant in Danville CA, taking over an existing structure that previously held a small restaurant and flower shop. Ownership plans to build out the interior space, incorporating a taproom area, commercial kitchen, small pilot brewery and ADA approved bathrooms. There will be extensive improvements made to the outside in order to create an outdoor dining and drinking area. In addition to the construction, Canyon Club Brewery will need to secure a Type 23 License from Alcohol Beverage Control and satisfy all final inspections from local municipalities in order to obtain a certificate of occupancy. The Company's targeted opening date is October 1, 2024.

The Company was formed as a Limited Liability Company in the State of California on November 7, 2022.

b. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The Company does not have any assets or liabilities requiring fair value measurements.

e. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Inventories

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. As all inventories are raw materials, the Company has no reserves for slow-moving and obsolete inventory at December 31, 2023.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets. The Company depreciates equipment over a period of 10 years.

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The Company considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

j. Advertising expenses

Advertising and promotional costs are expensed as incurred.

k. Comprehensive income

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

		2023
Machinery and equipment	$	81,554
Leasehold improvements		127,042
Total Cost	$	208,596

The Company has not placed any of its property, plant and equipment in service as of December 31, 2023 and thus has not begun depreciating any of these assets.

3. Related party debt

Related party debt consists of the following promissory note with a founder of the Company:

		2023
Promissory note ($160,000), interest at 6% per annum, repayable in monthly payments of $2,651 including interest, matures in August 2029, unsecured note	$	148,750
Less: current portion		(24,250)
Long-term portion of debt	$	124,500

Principal repayments on long-term debt over the next five years are as follows:

2024	$	24,250
2025		25,746
2026		27,334
2027		29,020
2028		30,809
Subsequent		11,591
Total	$	148,750

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

3P Livery, LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

4. Commitments and contingencies

On November 10, 2022 the Company entered into a lease to rent approximately 4,144 square feet of commercial real estate in Danville, CA. The Company expects rent to commence on October 1, 2024 following the completion of the lanflord's work. Once the property is delivered and rent commences, the lease term will run for ten years and monthly rent will total $14,504 for the first two years, after which it will increase 3% per year. The Company will also owe 5% of gross annual receipts exceeding $3,480,960 payable annually for the first two years and this threshold will be increased by the annual rent increase in each subsequent year. The Company assumes annual rent payments over the next five years as follows:

2024	$	43,512
2025		174,048
2026		175,353
2027		179,269
2028		180,614
Total	$	752,796

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company has yet to begin full operations and generate revenue and has relied on debt and owner financing to fund startup expenses. The Company plans to raise funds to create additional reserves through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

6. Subsequent events

Management evaluated all activity of the Company through February 22, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.